

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 17, 2012

<u>**Via E-Mail**</u>

Jeff Hartlin, Esq.
Paul Hastings LLP
1117 S. California Avenue
Palo Alto, CA 94304

> **Re:** **Sorrento Therapeutics, Inc.**
> **Preliminary Proxy Statement on Schedule 14A filed by Ernst-Günter**
>   **Afting, Ph.D, M.D.**
> **Filed August 15, 2012**
> **File No. 000-52228**

Dear Mr. Hartlin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Preliminary Schedule 14A</u>

<u>Cover Page</u>

1.   Please clarify here and in the section "Proposal 1" that three of your nominees are also company nominees and that shareholders voting on your proxy card would re-elect three incumbent directors and four new directors.

2.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us the support for your beliefs that:

- the "election of new members to the Board would be beneficial to the Company" (page 2);
- "some of the incumbent directors … have failed to act in the best interests of" the shareholders (page 7)

3.   You state that you believe shareholders are entitled to have a board that "will, consistent with its fiduciary duties, exercise independent judgment, act in your best interests and promptly explore all alternatives for maximizing stockholder value." Your disclosure appears to suggest that the current board members have not carried out their fiduciary duties, exercised independent judgment or acted in the shareholders' best interests. Participants must avoid statements in their disclosure that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. Please provide us support for the referenced disclosure and avoid similar statements in future filings.

Proposal 1: Election of Directors, page 7

4.   Please revise this section to describe and quantify how the election of a new majority of directors would affect the company. For example, would the election be deemed a change in control in any employment agreements or benefit plans? Would the election result in the acceleration of any outstanding obligations?

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions